Exhibit 99.1

Eco Wave Power Welcomes New Israeli Government Blue-Tech Energy Initiative to Advance Marine Renewable Energy Innovation

Tel Aviv, Israel – July 21, 2026 – Eco Wave Power Global AB (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading developer of onshore wave energy technology, today welcomed the joint initiative announced by Israel’s Ministry of Energy and Infrastructure and the Israel Innovation Authority to invest NIS 6 million (approximately $2 million USD) in advancing next-generation Blue-Tech energy technologies. The new program is designed to support breakthrough marine renewable energy solutions, including wave energy generation, offshore energy systems, artificial intelligence-powered marine energy management, and related technologies.

The Company commends the Ministry of Energy and Infrastructure and the Israel Innovation Authority for recognizing the strategic importance of marine renewable energy and for taking meaningful steps to strengthen Israel’s leadership in Blue-Tech innovation.

Eco Wave Power currently operates Israel’s first—and to date only—grid-connected wave energy power station, located at Jaffa Port. The project exports clean electricity directly into Israel’s national grid under a Power Purchase Agreement with the Israel Electric Corporation and was recognized as a “Pioneering Technology” by the Chief Scientist of the Ministry of Energy.

Since the beginning of 2025, the Jaffa Port power station has maintained zero downtime while continuously demonstrating the viability of Eco Wave Power’s onshore wave energy technology, and serves as a real-world demonstration of wave energy’s potential, providing valuable operational data while showcasing how existing coastal infrastructure can be transformed into clean energy assets.

The Company’s technology also aligns closely with the objectives of the newly announced Blue-Tech program, particularly in the areas of renewable energy generation and intelligent energy management. Eco Wave Power continues to integrate artificial intelligence and digital twin technologies into its wave energy systems to optimize energy production, predictive maintenance, and the future integration of marine renewable energy with AI-driven infrastructure.

During the official inauguration of the Jaffa Port power station in December 2024, Israel’s Minister of Energy and Infrastructure, Eli Cohen, stated:

“The State of Israel is a global leader in innovation and technology. The facility we inaugurated today, which generates electricity using sea waves, was advanced with the support of the Chief Scientist at the Ministry of Energy and is the first of its kind in Israel. This is another step we are taking to increase energy production from renewable sources, reduce air pollution for the benefit of Israeli citizens’ health, and enhance the country’s energy security. We will continue to invest in groundbreaking innovation!”

The announcement of Israel’s new Blue-Tech Energy program follows another important milestone for Eco Wave Power and the global wave energy sector. Earlier this month, Eco Wave Power highlighted its inclusion in California’s Final SB 605 Consultant Report, which specifically referenced the Company’s Port of Los Angeles wave energy pilot project as part of California’s statewide assessment of existing marine renewable energy developments and future commercialization pathways. The Company believes the report represents a significant international validation of wave energy’s growing role in the future clean energy mix and underscores the increasing global momentum behind marine renewable energy technologies.

Together, Israel’s new Blue-Tech initiative and California’s SB 605 commercialization roadmap demonstrate a growing international recognition that wave energy is transitioning from research and demonstration projects toward commercial deployment.

Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power, commented:

“We highly commend the Ministry of Energy and Infrastructure and the Israel Innovation Authority for launching this important initiative. Israel has long been recognized as the ‘Startup Nation,’ and this program further reinforces its commitment to advancing breakthrough clean energy technologies. We are proud that Eco Wave Power’s grid-connected wave energy power station at Jaffa Port has already demonstrated the viability of marine renewable energy in Israel, and we look forward to seeing additional Blue-Tech innovations emerge through this initiative.”

She continued:

“As artificial intelligence drives unprecedented demand for clean electricity, marine renewable energy can become an important part of the future energy mix. Combining wave energy with AI-enabled optimization and digital twin technologies creates an exciting opportunity to deliver resilient, intelligent, and sustainable coastal energy infrastructure.”

Eco Wave Power believes that the new government initiative represents an important milestone for Israel’s Blue-Tech ecosystem and is expected to contribute to accelerating innovation, commercialization, and international collaboration in marine renewable energy technologies.

For more information about the program, please visit the following link: https://www.gov.il/he/pages/news-190726

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:
www.ecowavepower.com

Press inquiries:
info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company (NASDAQ: WAVE) is using forward-looking statements in this press release when it discusses that its technology aligns closely with the objectives of the newly announced Blue-Tech program, the belief that report represents a significant international validation of wave energy’s growing role in the future clean energy mix and underscores the increasing global momentum behind marine renewable energy technologies, the belief that wave energy is transitioning from research and demonstration projects toward commercial deployment, the opportunity to deliver resilient and sustainable coastal energy infrastructure through wave energy and AI-enabled technologies, and the belief that the new government initiative represents an important milestone for Israel’s Blue-Tech ecosystem and is expected to contribute to accelerating innovation, commercialization, and international collaboration in marine renewable energy technologies. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will,” or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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